Exhibit 27(g)(iii)
Reinsurance Treaty dated April 1, 2001 with Automatic YRT Life

AUTOMATIC YRT LIFE
REINSURANCE AGREEMENT
April 1, 2001
GF 4220 83

LIFE INVESTORS INSURANCE COMPANY OF AMERICA
Cedar Rapids, Iowa

AUTOMATIC YRT LIFE REINSURANCE AGREEMENT
No. GF 4220 83

Schedule

1.	Company:	Life Investors Insurance Company of America

2.	Address:	4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499

3.	Effective date:	April 1, 2001

4.	Policies:	Lifetime Protector/Ultima Protector
Preferred Protector 200
Ultima Provider
Estate Protector
Capital Protector
Variable Protector

	Riders:	Base Insured Rider
Waiver of Premium Rider
Waiver of Monthly Deductions Rider

5.	Minimum cession: None

6.	Oldest issue age: 85

7.	Highest table rating: Table 16-(500%)

8.	Jumbo limit:

Issue Ages	Limit

0-70	$20,000,000
71 and over	$10,000,000

9.	Retention each person: The company will retain 10% of each risk to the following limits:

Issue	Standard -
Ages	Table 2	Tables 3-8	Tables 9-12	Tables 13-16

0-70	$500,000	$500,000	$200,000	$100,000
71-75	$150,000	$150,000	$100,000	$50,000
76-80	$75,000	$75,000	$75,000	0
81-85	$10,000	$10,000	0	0
86-90	0	0	0	0

10.	Reinsurance each person: 10%

11.	Reinsurance limit each person:

Issue	Standard -
Ages	Table 2	Tables 3-8	Tables 9-12	Tables 13-16

0-70	$500,000	$500,000	$200,000	$100,000
71-75	$150,000	$150,000	0	0
76-80	$75,000	$75,000	0	0
81-85	$10,000	0	0	0
86-90	0	0	0	0

The maximum limit in all companies is as follows:

Issue	Standard -
Ages	Table 2	Tables 3-8	Tables 9-12	Tables 13-16

0-70	$5,000,000	$5,000,000	$2,000,000	$1,000,000
71-75	$1,500,000	$1,500,000	0	0
76-80	$750,000	$750,000	0	0
81-85	$100,000	0	0	0
86-90	0	0	0	0

12.	Recapture period: 10 years.

13.	Reinsurance premium:

(a)	Reinsurer’s portion of the Company’s rates, multiplied by the following percentages. The premium in the first policy year is zero:

Preferred	Preferred	Standard	Preferred	Standard
Plus NT	NT	NT	Tobacco	Tobacco

53%	62%	93%	85%	119%

Base Insured Rider will be covered at the same rates as the base product.

(b)	Commission on substandard premium:

(i)	Table ratings: Premiums are multiplied by 25% per table and are subject to the percentages shown in 13 (a) above.

(ii)	Temporary flat extras: 10% of gross flat extra premium in all years

(iii)	Permanent flat extras: Commissions are 100% first year and 10% in renewal years of gross flat extra premium.

(c)	Commission for waiver of premium rider and wavier of monthly deduction rider:	100% First Year 10% Renewal Years

The Company and the Reinsurer are executing this agreement in duplicate.

LIFE INVESTORS	EMPLOYERS
INSURANCE COMPANY OF AMERICA	REASSURANCE CORPORATION

By:	By:

Title:	Title:

Date: June 28, 2001	Date: June 18, 2001

ARTICLE I

APPLICATION OF AGREEMENT. This agreement applies to benefits paid by the Company under the insurance policies and riders described in the Schedule (the policies or policy) issued by the Company to become effective on or after the effective date and prior to the termination date of this agreement.

This agreement will not automatically reinsure any kind of insurance becoming effective on a person after the Reinsurer or any other insurer receives a facultative submission pertaining to the person.

This agreement will not automatically or facultatively reinsure:

(1)	any kind of insurance on a person with respect to whom the life cession hereunder would be less than the minimum cession shown in the Schedule;

(2)	individual insurance plans written by the Company pursuant to its conversion obligation under group coverage.

ARTICLE II

EXCLUSIONS. Unless ceded facultatively, this agreement does not apply to:

(a)	insurance which fails to satisfy the Company’s written underwriting requirements applicable when the insurance becomes effective, but this exclusion does not apply to conditional receipts or conversions;

(b)	life insurance becoming effective after the issue age shown in Schedule Item 6;

(c)	life insurance rated higher than the table number shown in Schedule Item 7;

(d)	insurance on a person with respect to whom the Company has knowledge before the insurance becomes effective that the total life insurance in force and applied for with the Company and all other insurers exceeds the amount shown in Schedule Item 8;

(e)	insurance on a person who does not reside in the United States of America, a territory or possession thereof, or Canada as of the application date of the insurance;

(f)	waiver of premium insurance becoming effective on or after issue age 65.

ARTICLE III

RETENTION AND REINSURANCE. §A. Automatic. The Company shall retain the amount of benefits indicated in Schedule Item 9, and the Reinsurer will indemnify the Company against the percentage shown in Schedule Item 10 subject to the reinsurance limit specified in Schedule Item 11, which applies to the sum of life benefits and extra-contractual obligations. Any portion or all of the life retention required by this §A pertaining to each policy on any one person shall not apply to the extent that the Company elsewhere retains with respect to the same person life insurance effective prior to that policy.

The Reinsurer’s portion of each Waiver of Premium Rider is the pro rata share that the Reinsurer’s obligation for life reinsurance afforded under this §A bears to the Company’s obligation for life insurance provided by the policy to which the rider is attached, both as of the date the disability commences.

§B. Facultative. The Company may (using the application form furnished by the Reinsurer) apply to the Reinsurer for facultative reinsurance on any life, waiver of premium or accidental death risk assumed by the Company and, upon the Company’s acceptance (by written notice to the Reinsurer) of the Reinsurer’s facultative offer, reinsurance will be provided by this agreement, except to the extent the terms and conditions of this agreement are modified by the Reinsurer’s offer. The Reinsurer’s offer will expire at twelve o’clock noon on the 90th day following the date shown in the Reinsurer’s offer, if the Reinsurer has not received the Company’s acceptance prior thereto.

The Company shall have the right to change the table rating of any contract reinsured under this §B, but unless the change is submitted to and accepted in writing by the Reinsurer, this agreement will apply as if the change had not been made.

ARTICLE IV

RETENTION INCREASE AND RECAPTURE. §A. New Policies. The Company has the right to increase its retention under this agreement for all new policies (as often as it elects to do so) by giving to the Reinsurer advance written notice stating the retention increase date and the increased retention. New policies issued by the Company to become effective on or after the retention increase date will be reinsured hereunder at the increased retention.

§B. In Force Policies. The Company has the right to increase its retention under this agreement for all in force policies (as often as it elects to do so) by giving to the Reinsurer advance written notice stating the retention increase date and the increased retention. In force policies will be reinsured hereunder at the increased retention as of the applicable date hereinafter specified:

(1)	as respects each policy in force the number of years shown in Schedule Item 12 or more on the retention increase date, the anniversary date of the policy which occurs on or first follows the retention increase date;

(2)	as respects each policy in force less than the number of years shown in Schedule Item 12 on the retention increase date, the tenth anniversary date of the policy.

ARTICLE V

INDEMNITY FOR CLAIM EXPENSES. The Reinsurer will indemnify the Company for the same proportion of claim expenses paid by the Company with respect to each policy as the Reinsurer bears under this agreement of the policy’s insurance risk to which the claim expenses pertain.

ARTICLE VI

DEFINITIONS. The word “policies” means the insurance forms described in the Schedule and includes conditional receipts pertaining thereto and conversions and exchanges thereof. The word “policies” also includes the reinstatement of contracts reinsured under Article III §A. The word “policies” excludes the reinstatement of any contract reinsured under Article III §B, unless the Company will retain under this agreement with respect to that contract only the entire amount specified as of the contract’s original effective date in Schedule Item 9 or the reinstatement is approved by the Reinsurer in writing.

The word “benefits” means the amount actually paid by the Company for insurance afforded under the policies, in settlement of claims for insurance under the policies, or in satisfaction of judgments for insurance under the policies. The word “benefits” includes life insurance proceeds payable by reason of death which remain unpaid because of the nature of the settlement option selected. The word “benefits” also includes the Reinsurer’s part of the insurance premium waived by each waiver of premium rider reinsured by this agreement, provided that, the Company continues payment to the Reinsurer of the rider’s reinsurance premium (rather than the reinsurance premium being waived too).

The word “benefits” excludes:

(1)	that part of the policy’s current year-end cash value [before reduction thereof by the policy loan(s) outstanding] which pertains to the reinsurance afforded by this agreement, where the reinsurance premium hereunder is based on the Net Amount at Risk Ceded.

(2)	extra contractual obligations;

(3)	claim expenses;

(4)	salaries paid to employees of the Company;

(5)	any statutory penalty imposed upon the Company on account of any unfair trade practice or any unfair claim practice.

The term “claim expenses” means statutory interest payable on insurance proceeds, court costs, interest upon judgments, and allocated investigation, adjustment and legal expenses. The term “claim expenses” excludes salaries paid to employees of the Company.

Life claims are “incurred” on the date death occurs. Waiver of premium claims are “incurred” on the date disability commences.

The word “exchange” means that an insurance contract reinsured hereunder is traded for another plan of equal or smaller face amount, without requirement for full evidence of insurability.

ARTICLE VII

EXTRA CONTRACTUAL OBLIGATIONS. The term “extra contractual obligations” means compensatory, exemplary and punitive damages arising out of the conduct of the Company in the investigation, trial or settlement of any claim or failure to pay or delay in payment of any benefits under any policy. This agreement does not apply to extra contractual obligations unless the Reinsurer has, in advance of any such conduct by the Company, counseled with the Company and concurred in the Company’s course of conduct, in which case the Reinsurer will pay the percentage shown in Schedule Item 10 of the resulting extra contractual obligations, subject to the reinsurance limit shown in Schedule Item 11, which applies to the sum of extra contractual obligations and life benefits.

ARTICLE VIII

REINSURANCE PREMIUM. As respects each $1,000 per year of Net Amount at Risk Ceded under this agreement pertaining to each person, the Company will pay to the Reinsurer the percentage shown in Schedule Item 13(a) of the premium indicated for the person by Exhibit A, attached hereto and made a part of this agreement. The portion of such reinsurance premium pertaining to:

(a)	table ratings is subject to the commission shown in Schedule Item 13(b)(i);

(b)	temporary flat extras (five years or less) is subject to the commission shown in Schedule Item 13(b)(ii);

(c)	permanent flat extras is subject to the commission shown in Schedule Item 13(b)(iii).

The Company will fully retain the entire policy fee.

The reinsurance premium for each Waiver of Premium Rider is the same proportion of the insurance premium applicable to the rider that the Reinsurer bears under Article III of the rider’s disability coverage. Such reinsurance premium is subject to the ceding commission shown in Schedule Item 13(c).

In the event a policy is converted or exchanged, the reinsurance premium due the Reinsurer pertaining to the new plan is computed using the rate shown with respect to the insured’s attained age in Exhibit A.

The life reinsurance rates contained in Exhibit A are guaranteed for one year. Although the Reinsurer anticipates continuing to accept reinsurance at these rates, the Reinsurer has the right to increase these rates by giving to the Company at least 120 days advance written notice stating both the rate increase date and the percentage rate increase. The percentage rate increase will apply to each policy as of its anniversary date which occurs on or first follows the rate increase date. The increased rates may not exceed the valuation net premiums for yearly renewable term reinsurance calculated using the minimum statutory interest rate for each year of issue. If the Company disagrees with the rate increase, it shall terminate this agreement (to become effective as of the rate increase date) in accordance with the first paragraph of Article XIX, and shall also have the right to advise the Reinsurer (before the rate increase date) in writing that the rate increase date will also be the recapture date. This agreement does not apply to a claim incurred under any policy on or after the policy’s anniversary date occurring on or first following the recapture date. Section B of Article IV is not applicable if the Company recaptures because of the Reinsurer’s rate increase.

ARTICLE IX

REPORTING, ACCOUNTING AND NON-PAYMENT. Within 20 days after the end of each calendar month, the Company shall send to the Reinsurer a report (in a form satisfactory to the

Reinsurer) showing the amount of reinsurance premium due the Reinsurer with respect to: (a) new policies; (b) in force policies; (c) policy changes. The Company’s payment of the amount of reinsurance premium due shall accompany the report.

Regardless of the mode of premium payment specified in any policy, the reinsurance premium hereunder pertaining to each policy is due on an monthly basis as of the policy’s effective date and each anniversary date thereof.

Within 30 days after the end of each calendar quarter, the Company shall send to the Reinsurer the following items as of the last day of the quarter: (1) a summary listing showing all policies in force; (2) the detailed information required with respect to the policies by the Exhibit of Life Insurance in the Reinsurer’s Annual Statement; (3) the aggregate reserve information required with respect to the policies by Exhibit 8 of the Reinsurer’s Annual Statement.

The Reinsurer shall have the right to cancel the reinsurance afforded by this agreement pertaining to policies for which reinsurance premium is due but remains unpaid by giving to the Company not less than thirty days advance written notice, describing the policies and stating their reinsurance cancellation date. This agreement will not apply to claims incurred under any policies on or after their reinsurance cancellation date.

ARTICLE X

CLAIMS. The Company will cause to be investigated and paid, settled or defended all claims arising under the policies. The Company will give prompt notice to the Reinsurer of any event which, in the judgment of the Company, might result in a claim upon the Reinsurer under this agreement. The Company will forward promptly to the Reinsurer copies of any claim documentation which may be requested by the Reinsurer. The Company will give prompt notice to the Reinsurer of any legal proceeding brought in connection with any policy, and will promptly forward to the Reinsurer copies of all pleadings and any other document pertaining thereto which may be requested by the Reinsurer.

In the event the Company settles a life claim under any policy for less than the full amount of the insurance, and indemnity with respect to the policy would have been available hereunder if the full amount were paid, the Company shall retain the pro rata portion of the settlement which the Company’s retention plus the cash value excluded by the definition of benefits bears to the full amount of insurance, and the Reinsurer will indemnify the Company against the percentage specified in Schedule Item 10 of the remaining pro rata portion of the settlement.

The Reinsurer has the right, at its own expense, to participate jointly with the Company in the investigation, settlement or defense of any insurance claim.

The Reinsurer will reimburse the Company for benefits against which indemnity is herein provided, within 30 days after receipt in the home office of the Reinsurer of satisfactory evidence that the Company has paid the benefits or will be required to pay the benefits over a period of time pursuant to a settlement option.

ARTICLE XI

PREMIUM TAXES. The Reinsurer has no obligation to reimburse the Company for any premium taxes paid by the Company with respect to the policies.

ARTICLE XII

POLICY LOANS. The Reinsurer has no participation in the loans which the Company may make under the policies.

ARTICLE XIII

CASH SURRENDER VALUES. The Reinsurer has no obligation to reimburse the Company for any cash values paid by the Company upon surrender of the policies.

ARTICLE XIV

ADMINISTRATION OF INSURANCE. The Reinsurer has no responsibility or authority to administer the insurance provided by the policies.

ARTICLE XV

INSPECTION OF RECORDS. The Reinsurer may inspect the records of the Company pertaining to the policies at any time during the normal business hours of the Company.

ARTICLE XVI

OFFSET. The Company or the Reinsurer may offset any balance, whether on account of premiums, commissions, benefits or claim expenses due from one party to the other under this agreement or under any other reinsurance agreement previously or subsequently entered into between the Company and the Reinsurer, whether acting as ceding company or assuming reinsurer.

ARTICLE XVII

INSOLVENCY CLAUSE. The attached Insolvency Clause is made a part of this agreement.

ARTICLE XVIII

ASSIGNMENTS AND CHANGES OF INTEREST. No assignment or change of the Company’s interest hereunder, whether voluntary or involuntary and whether by merger or reinsurance of its entire business with another insurer or otherwise, is binding upon the Reinsurer.

ARTICLE XIX

TERMINATION. This agreement will remain in force until terminated by mutual consent or by either party giving to the other party not less than 90 days advance notice, by registered mail or express delivery service, stating the termination date.

This agreement does not apply with respect to policies issued by the Company to become effective on or after the termination date of this agreement.

If not recaptured in accordance with Section B of Article IV, the reinsurance afforded by this agreement applicable to each policy issued by the Company to become effective prior to the termination date of this agreement will continue to apply thereto until the policy naturally expires, but if the Reinsurer does not receive any policy’s reinsurance premium before the expiration of 60 days following the end of the period during which Article IX indicates the policy’s reinsurance premium is due the Reinsurer, this agreement will not apply to claims incurred under the policy after the expiration of such 60 days.

ARTICLE XX

ENTIRE AGREEMENT. This reinsurance contract is the entire agreement between the parties with respect to the business being reinsured hereunder. There are no understandings between the parties other than as expressed in this agreement. Any change or modification to this agreement is null and void unless made by amendment to this agreement and signed by both parties.

ARTICLE XXI

EXECUTION. This agreement is signed on the Schedule by the respective officers of the Company and the Reinsurer.

INSOLVENCY CLAUSE

      The ceding insurer and the reinsurer agree that, in the event of the insolvency of the ceding insurer, as to all reinsurance made, ceded, renewed or otherwise becoming effective after the effective date of this agreement, the reinsurance shall be payable by the reinsurer on the basis of the amount of liability of the ceding insurer under the contract or contracts reinsured, without diminution because of the insolvency of the ceding insurer; furthermore, that such amount shall be paid directly to the ceding insurer or its liquidator, receiver or other statutory successor.

      It is understood and agreed, however, that the obligations of the ceding company as set forth in the reinsurance contract, including, among others, the duty to investigate, settle and defend all claims arising under policies with respect to which reinsurance is afforded by this agreement, shall remain unimpaired and unaffected by the insolvency of the ceding insurer and shall be assumed by the liquidator, receiver or statutory successor of the ceding insurer in the liquidation or receivership proceeding and that such liquidator, receiver or statutory successor shall give written notice to the reinsurer of the pendency of a claim against the ceding insurer on the policy reinsured within a reasonable time after such claim is filed in the insolvency proceeding and that during the pendency of such claim the reinsurer may investigate such claim and interpose, at its own expense, in the proceeding where such claim is to be adjudicated, any defense or defenses which it may deem available to the ceding insurer, its liquidator, receiver or statutory successor. The expense thus incurred by the reinsurer shall be chargeable, subject to court approval, against the insolvent ceding insurer as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to the ceding insurer solely as the result of the defense undertaken or asserted by the reinsurer.

      Where two or more reinsurers are involved in the same claim and a majority in interest elect to interpose a defense to such claim, the expense shall be apportioned in accordance with the terms of this reinsurance agreement as though such expense had been incurred by the ceding insurer.

      Nothing hereinabove set forth in this insolvency clause shall in anywise change the relationship or status of the parties hereto, to wit, that of ceding insurer and reinsurer, nor enlarge the obligations of either party to each other, except as specifically hereinabove provided, to wit, to pay the statutory successor on the basis of the amount of liability of the ceding insurer under the contract or contracts reinsured, rather than on the basis of the actual amount of loss (dividends) paid by the liquidator, receiver or statutory successor to allowed claimants, nor shall anything in this insolvency clause in any manner create any obligations or establish any rights against the reinsurer in favor of any third parties or any persons not parties to this reinsurance contract.